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                           March 17, 2022

       Troy Levy
       President
       Tropical Racing Inc
       1740 Grassy Springs Road
       Versailles, Kentucky 40383

                                                        Re: Tropical Racing Inc
                                                            Post-qualification
Amendment No. 1 to Form 1-A
                                                            Filed on March 11,
2022
                                                            File No. 024-11454

       Dear Mr. Levy:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services